TSX-V:GNG
www.goldengoliath.com

Golden Goliath Resources Ltd.: Financing Closes

Press Release

Source: Golden Goliath Resources Ltd.

On Wednesday February 10, 2010

VANCOUVER, BRITISH COLUMBIA

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

The Company is very pleased to announce that it has now closed its private placement for total gross proceeds of $2,958,220.  The financing consisted of units at a price of $0.15 per unit (a "Unit").  Each Unit consisted of one common share and one half of one non-transferable share purchase warrant with each whole warrant exercisable for a period of two years at a price of $0.25 for each warrant.  Once resale restrictions on the shares having expired and upon Golden Goliath's shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release).  The financing was closed in two tranches with securities issued being subject to hold periods until May 23, 2010 or June 5, 2010).

The proceeds will be primarily used to expand the mineral resource at the Company's Las Bolas property and to work on the new Filo do Oro zone on the east side of the Las Bolas property.  The exploration program is being designed to expand the existing inferred resource and test the potential target. The program will include underground development, surface and underground drilling and continued rehabilitation of old underground workings.  In addition, a portion of the proceeds of the financing will be earmarked for working capital and to continue advancing the mineral potential of various other targets within the Company's extensive claim holdings covering the historic Uruachic mining camp in the Sierra Madre mountain range of northwestern Mexico.

Various finders' fees were paid on portions of the financing of 8% cash and 8% warrants.

The Company is also very pleased that Agnico Eagle Mines Limited was a substantial purchaser of the private placement Units.  With its previous holdings of 5,362,000 shares and its purchase of 1,400,000 units of the current financing, Agnico Eagle now holds 6,762,000 shares and 700,000 Warrants of Golden Goliath for 8.4% of the outstanding common shares of Golden Goliath. These shares were purchased for investment purposes.  Agnico Eagle is represented on Golden Goliath's Board of Directors by their Vice President Project Development, Marc Legault.

About Agnico Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

Sprott Asset Management was also a substantial purchaser of the current private placement units.  With its previous holdings of 7,323,078 shares and its purchase of 2,500,000 units of the current financing, Sprott Asset Management now holds 8,823,078 shares and 1,250,000 Warrants of Golden Goliath for 10.9% of the outstanding common shares of Golden Goliath. These shares were purchased for investment purposes.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.  Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1(604)-682-2950

+1(604)-685-3764 (FAX)

jps@goldengoliath.com

http://www.goldengoliath.com/